Exhibit 99.1

Seanergy Maritime Achieves Key Partnership with European Union Funding and Major Industry Stakeholders Under SAFeCRAFT to Revolutionize Maritime Propulsion for
Existing Vessels

January 30, 2024 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") (NASDAQ: SHIP), through its wholly-owned subsidiary Seanergy Shipmanagement Corp., is the first Greek-based shipping company to accomplish a strategic partnership in the European Union Funded SAFeCRAFT Project Consortium (“Safecraft”), a breakthrough initiative concerning the utilization of alternative fuels.

Safecraft aims to demonstrate the safety and viability of Sustainable Alternative Fuels (SAFs) in seaborne transportation, accelerating the adoption of SAFs technologies.

Seanergy will provide one of its existing, conventionally fueled Capesize vessels as the demonstrating vessel under Safecraft which will be retrofitted to utilize hydrogen (H2) as the main energy source for electric power generation. This system is also expected to cover a portion of the vessel's propulsion requirements and, therefore, to reduce reliance on conventional fuels.

Seanergy will oversee the feasibility study and the retrofitting of the equipment in cooperation with Hydrus Engineering S.A., American Bureau of Shipping, National Technical University of Athens, MOTOR OIL (Hellas) Corinth Refineries S.A., University of Patras, Dresden University of Technology, RINA Services SPA, Pherousa Green Technologies AS, Foundation WEGEMT and University of Strathclyde, aiming to physically demonstrate this groundbreaking technology’s applicability to the existing maritime fleet.

This visionary project has a duration of 48 months starting from December 2023 and will be co-funded by the consortium partners and the European Union’s key funding program for research and innovation, the “Horizon Europe” program, aligning with the FuelEU Maritime 2040 targets and demonstrating a decisive ambition to achieve a 26% reduction of CO2eq in an existing vessel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are the first Greek-based shipping company on this groundbreaking project. The strategic partnership with the European Union and key industry stakeholders is another major achievement of our Company towards our global ESG objectives. Safecraft is advancing our proven strategy of making the current vessels more efficient and potentially reducing radically GHG emissions by utilizing alternative fuels and new technologies on the existing fleet.

“This prominent combination of world-renowned stakeholders consists of classification societies, engineering and industrial firms, the academic community, as well as the European Union. Our collaborative approach will actively contribute to the development of green solutions for the existing fleet, revealing solutions that have an immediate impact.”

Vasileios G. Petousis, the Company’s Energy & Sustainability Manager, stated:

“We actively pursue advanced operational and technical initiatives that place Seanergy at the forefront of a greener maritime industry as a notable example.

“We strive for a more sustainable course of operations and we constantly evaluate and further improve the Company's ESG milestones in an effort to meet the global environmental targets through tangible and proven solutions.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 vessels (1 Newcastlemax and 16 Capesize), with an average age of approximately 12.8 years and an aggregate cargo carrying capacity of 3,054,820 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
Email: seanergy@capitallink.com